Exhibit (a)(1)(F)

FORM OF EMAIL
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL OF ELECTION FORM

From:     Verastem, Inc.

Re:          Confirmation of Receipt of Notice of Withdrawal of Election Form

This message confirms that Verastem, Inc. has received your Notice of Withdrawal of Election Form (“Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.

If your Notice of Withdrawal is properly completed and signed and timely received by us, you will have revoked your prior election to exchange all your Eligible Options as set forth in your previously submitted Election Form. With respect to your Eligible Options, we will neither cancel nor exchange your awards for New Options, and you will retain all of your Eligible Options subject to their original terms, exercise price and vesting schedule. Unless you deliver a new, properly completed and signed Election Form before 11:59 p.m., Eastern Time, on March 8, 2024, or a later date if extended, all of your Eligible Options will remain outstanding following the expiration of the Exchange Offer.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form or any other documents relating to the Exchange Offer) by email to StockOptionExchange@verastem.com.

Capitalized terms used but not otherwise defined in this email shall have the meaning set forth in the Offer to Exchange Certain Outstanding Options for New Options, dated February 8, 2024.